EXHIBIT 11

                                  IMATION CORP.
            COMPUTATION OF COMMON SHARES AND COMMON SHARE EQUIVALENTS
                                  (IN MILLIONS)
                                   (UNAUDITED)

                                                     Three months ended
                                                          March 31,
                                                   --------------------
                                                     1997         1996
                                                   --------     -------

Weighted average number of shares outstanding
  during the period (a)                              42.7         41.9

Weighted average number of shares held by the
  ESOP not committed to be released                  (2.0)        --

Common share equivalents resulting from the
  assumed exercise of stock options (b)               0.6         --
                                                   --------     -------

Total common shares and common share equivalents     41.3 (c)     41.9

(a) The number of shares used to compute earnings per share for the period prior to July 1, 1996 are based on one-tenth of the average 3M shares outstanding based on the distribution ratio of one share of the Company's common stock for every ten shares of 3M common stock held on the record date.

(b) Common share equivalents for the quarter ended March 31, 1997 are computed by the "treasury stock" method. This method first determines the number of shares issuable under stock options that have an option price below the average market price for the period, and then deducts the number of shares that could be repurchased with the proceeds of options exercised. Common share equivalents for primary and fully diluted earnings per share were essentially equivalent.

(c) Common share equivalents for the quarter ended March 31, 1997 are not material. As a result, earnings per share have been computed using the weighted average number of shares outstanding less the weighted average number of shares held by the ESOP not committed to be released, or 40.7 million weighted average shares outstanding.